

Mail Stop 4546

October 10, 2016

Bill MacGillivary
Chief Executive Officer
CleanGoal Energy Corp.
1717 N Bayshore Dr. #2831
Miami FL, 33132

>   **Re: CleanGoal Energy Corp.**
>   **Registration Statement on Form S-1**
>   **Filed September 9, 2016**
>   **File No. 333-213570**

Dear Mr. MacGillivary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Fee Table

1.   Please add the shares being offered by the selling shareholders to the table.

Prospectus Summary, page 3

2.   We note that your general business strategy is aimed at "building value through positioning each of the operating of 'green technology' subsidiaries as a niche provider of renewable energy and of technologically advanced products or services within the green technology area of operations." Please expand your disclosure to clarify the nature and extent of your current and future operations. Please revise to discuss the products or services you are currently marketing and to whom you provide them. In addition, please discuss your planned operations in the form of milestones (indicating the specific steps in weeks, months, or quarters), the costs, and the source of funds and expected date of first revenues.

3.   Please clarify the meaning of any significant scientific or technical terms the first time they are used to ensure that the reader understands the disclosure. For example, please define "nutraceutical."

The Offering, page 6

4.   In your discussion of the offering here and in the Plan of Distribution on page 26, please clarify when the offering by the selling shareholders will commence. If the shareholders' resale offering will commence and could be conducted during a period when the company's offering is still ongoing, please advise investors of this in the prospectus and add a risk factor addressing the risks of this concurrent offering to the company's ability to raise necessary funds in its own offering.

Risk Factors, page 10

5.   Please revise your disclosure to include a risk factor related to the risks posed by the self-underwritten nature of your offering. The risk factor should explain that no underwriter has engaged in any due diligence activities and that an underwriter's due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

Risks Related to Our Business and Industry, page 10

If we encounter unforeseen difficulties with our business operations in the future..., Page 10

6.   Please disclose in this risk factor how long you expect your business operations to continue given your current amount of cash and funds. If you expect that your business operations cannot continue given your current amount of cash and funds, please disclose the amount of additional financing necessary to continue operations.

Because we do not have any revenues, we expect to incur..., page 11

7.   We note your discussion of smartphone and web application development which is not discussed under your business section. Please clarify this portion of your business.

Risks relating to our common shares, page 14

The requirements of being a public company…, page 16

8.   Please revise this risk factor to quantify the anticipated minimum amount of increased expenses you will incur in connection with complying with your reporting obligations.

Use of Proceeds, page 22

9.   Please revise the table to reflect the actual amount of proceeds to be used towards offering expenses and quantify in footnote (1) the portion of expenses that have been paid from the proceeds of your earlier private placement offering.

10.   We note your reference to possible reallocation of offering proceeds "as required for ongoing operations." Please revise to state whether any of the proceeds from the offering may be used to repay indebtedness or accrued expenses, which together totaled almost $200,000 at June 30, 2016. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

The Company, page 33

Algae as a Nutraceutical, page 33

11.   We note your discussion that Algae can produce "nutraceutical-grade natural Astaxanthin…." Please elaborate on the differences between natural Astaxanthin and nutraceutical-grade natural Astaxanthin.

Uses of Astaxanthin and Synthetic vs. Natural Astaxanthin, page 33

12.   We note your discussion that "[c]linical studies show that Astaxanthin has beneficial effects on…." Please provide source information relating to the clinical studies. Also describe when the studies were done, who conducted them, their scope and design, and the specific findings. Provide similar disclosure regarding the studies referenced in the third paragraph on page 35 and anywhere else you reference studies to provide a basis for your claims for the potential uses of this product.

Medical Uses, page 34

13.   We note that your discussion on page 35 that the product is a safe and effective product to treat distinct yet interconnected disorders at their inflammatory source. Because approval of the FDA and other comparable regulatory agencies is dependent on their making a determination according to criteria specified in law and in agency regulations that a product is both safe and effective, please clarify the basis for this statement and disclose whether regulatory approval has been received. If you have not received such approval, please revise this section to eliminate the suggestion that your product has been or will ultimately be determined to be safe for purposes of regulatory approval of the FDA or other agency.

Products and Customers, page 36

14.   We note your discussion to re-sell Astaxanthin through your distribution outlets. Please disclose whether you have any oral or written agreements in place with these distribution outlets and identify who they are. Furthermore, please also disclose the material terms of these arrangements and include them as exhibits to your registration statement. If you have no distribution outlets identified or you have no agreements or arrangements in place, please revise to state.

Manufacturing and Materials, page 37

15.   We note your discussion that you currently rely on AlgaeCan and other third parties to produce, store, formulate and package the finish goods. Please disclose whether you have any oral or written agreements in place with these third parties other than AlgaeCan and identify the parties. Furthermore, please also disclose the material terms of these arrangements and include them as exhibits to your registration statement.

Regulatory and Food Safety Requirements, page 41

16.   We note your statement "Astaxanthin has been approved by the U.S. Food and Drug Administration ("FDA"), in small quantities, as a food coloring agent for animal and fish feed." Please clarify how and when the FDA approved this product and identify the indications for which it was approved. Also specify the formulation or formulations that were approved.

17.   We note your discussion that the FDA has awarded the GRAS Status to natural Astaxanthin products sold by Fuji Chemicals and Algatechnolgies. Please describe any plans to apply for GRAS status for your product or if and how you will rely on other products' GRAS status. Please clarify the status of the product you plan to buy and resell.

Liquidity and Capital Resources, page 47

18.   Please expand your disclosure to specify the amount of cash currently used in your operations per month and the length of time that your present resources will support your current operations.

Directors, Executive Officers, Promoters and Control Persons, page 49

Background Information about The Company's Officers and Directors, page 49

19.   Please revise to clarify the business experience during the past five years for each director and executive officer. In this regard, ensure that the principal occupations and employment during the past five years are disclosed. Furthermore, ensure to disclose

whether such corporations or organizations are a parent, subsidiary, or other affiliate of the registrant. See Item 401 (e)(1) of Regulation S-K.

20.   Please revise to clarify what you mean by Mr. Lelek "increas[ing] his interests in" the various companies listed. Specify the nature of his involvement with these companies and the time frame.

Corporate Governance, page 50

21.   Please disclose whether you have adopted a code of ethics. If you have not adopted such a code of ethics, please include disclosure on why you have not done so. See Item 406 of Regulation S-K.

Executive Compensation, page 51

Summary Compensation Table, page 51

22.   Please revise the table to disclose the compensation paid to Mr. Lelek in 2015. We note his employment agreement filed as Exhibit 10.2 entered into in 2015 provides for a $6,000 monthly salary and a grant of 7,500,000 shares of common stock in August 2015. Please also revise the Outstanding Equity Awards table on page 52. Finally, please expand the appropriate section to describe the terms of this employment agreement.

Notes to Financial Statements
Note 1– Nature of Operations and Summary of Significant Accounting Policies
Stock-Based Compensation Expense, page F-9

23.   Please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features.

Note 3 – Notes Payable, page F-11

24.   Please tell us why the amount owed to CGEI is not classified as a related party obligation on your balance sheets, consistent with the other related party note.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Franklin Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any other questions.

       Sincerely,

       /s/ Mary Beth Breslin for

       Suzanne Hayes
       Assistant Director
       Office of Healthcare and Insurance

cc: Andrew Coldicutt, Esq.